FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

Fourth Quarter 2009

•         At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

•         In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

•         During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

•         This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

•         Based on the last report from Teligen (November, 2009), the OECD’s tariff consultant, Mexico continues to be one of the countries with the lowest telephony prices in all of the OECD, resulting from TELMEX’s policy of supporting the country’s and consumers’ economic well-being by reducing  its prices for the last 10 years in real terms.

•         TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

•         At TELMEX, one of our main commitments is to promote penetration and access to broadband services. The TELMEX 2010 program –Driving Technological Innovation– positions Teléfonos de México as the main promoter of connectivity, education and digital culture and the development of information technologies in our country, supported by our world-class network along with the company’s highly trained personnel. The program comprises the following:

o  Increase connectivity in the country:  TELMEX will contribute so the country reaches 12 million broadband accesses in the next three years, including all technologies and all providers, with the result that more than half of the population will be able to access the Internet. Additionally, this year, Infinitum´s access speed will be increased while maintaining the quality, continuity and speed consistency that characterize this service.  The number of sites with Infinitum Móvil will be doubled to reach 3,000 nationwide this year.

o  Enhance Information Technologies:  Start the operation of the Instituto Tecnológico de Teléfonos de México en Tecnologías de la Información (Inttelmex IT), (TELMEX´s Technological Institute of Information Technologies) to expand training (of 1,000 professionals) in the application of information technologies.

  o Support Education and Digital Culture: Through the operation of 3,300 Bibliotecas Digitales TELMEX (TELMEX DigitalLibraries) and 1,000 Aulas Digitales TELMEX (TELMEX Digital Classrooms) at year-end 2010.

•         Revenues in the fourth quarter totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

•         In the fourth quarter, EBITDA (1) totaled 12.2 billion pesos, producing a margin of 41.2%. Operating income totaled 7.8 billion pesos, with a margin of 26.1%.

•         Net income from controlling interest in the quarter totaled 5.0 billion pesos, 67.7% higher than the fourth quarter of 2008. For the fourth quarter, earnings per share were 27 Mexican cents, 68.8% higher than the same year-earlier period, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the fourth quarter of 2008.

•         At December 31, 2009, total debt was the equivalent of 7.878 billion dollars. Total net debt (3) was equivalent to 6.777 billion dollars, 678 million dollars less than December 31, 2008.

•         In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars. From October to December, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Event

TELMEX Shareholders´ Meeting Resolutions

On December 1, 2009, TELMEX´s Ordinary Shareholders' Meeting approved the payment of a special cash dividend of 0.40 Mexican pesos per outstanding share in a single payment made in Mexico on or after December 17, 2009, resulting from unappropriated earnings.  For holders of American Depositary Shares, the payment date was December 24, 2009.

 Operating Results

 Lines and local traffic

At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

 In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

 During the fourth quarter, local calls decreased 7.7% compared with the same period of 2008, totaling 5 billion local calls. Local traffic volume continues to be affected mainly by the increase in cellular telephony services, which is changing our customers’ consumption habits, by the reduction in the number of lines and by competition from other operators.

 Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.3% compared with the previous year’s fourth quarter, totaling 4.810 billion minutes, in spite of the fact that there was growth of multi-service package offerings that include DLD minutes and an increase in termination traffic from other long distance operators. These positive contributions were offset by the decrease in termination traffic with cellular telephony operators.

 In the quarter, outgoing international long distance (ILD) traffic decreased 26.8% compared with the year-earlier fourth quarter, totaling 307 million minutes. The decline reflected a decrease in traffic from mobile operators and the slowdown of economic activity in the country. Incoming international long distance traffic decreased 0.7% compared with the same period of the previous year, totaling 1.760 billion minutes.  The incoming-outgoing ratio was 5.7x.

 Interconnection

In the fourth quarter, interconnection traffic totaled 10.678 billion minutes, 6.8% lower than the same quarter of 2008, mainly due to the decrease of 13.0% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 4.9%.

 Internet access

During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

 This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

 TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

 Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

 Revenues In the fourth quarter revenues totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

  Local: Local service revenues totaled 10.799 billion pesos in the fourth quarter, a decrease of 8.5% compared with the same quarter of 2008, due to decreases of 6.2% in revenue per local billed call and 7.7% in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.298 billion pesos, 7.6% lower than the fourth quarter of 2008, because of the 2.3% decrease in traffic and the 5.5% decline in average revenue per minute, reflecting increased penetration of multi-service packages that include long distance service.

  ILD: ILD revenues totaled 1.436 billion pesos in the quarter, a decrease of 40.3% compared with the same period of the previous year. Contributing factors included the 26.8% decrease in outgoing traffic reflecting, among other things, the decrease in the country’s economic activity as well as the 2.7% decrease in average revenue per minute. Incoming international long distance traffic revenues totaled 534 million pesos, a decrease of 53.2% compared with the fourth quarter of the previous year, due to the decline of 52.9% in average revenue per minute and the decrease of 0.7% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 16.4% to 3.974 billion pesos compared with the fourth quarter of 2008, due to the 13.0% decline in calling party pays services and the decrease of 6.1% in average revenue of these services, as well as the 7.5% decrease in interconnection traffic with local and long distance operators.

  Internet access: Revenues from Internet access in the fourth quarter totaled 4.175 billion pesos, 13.6% higher than the prior year’s fourth quarter due to the increase of 27.5% in Internet access services, offset by lower average unit revenue for broadband Infinitum services.

  Corporate networks: Due to the increase in services from VPN (Virtual Private Networks) and the integration of value-added services into our portfolio of products and services for the corporate market, the corresponding revenues increased 43.1% compared with the same period of the previous year, totaling 4.641 billion pesos.

Costs and expenses: In the fourth quarter, total costs and expenses were 21.971 billion pesos, 1.2% higher than the same period of the previous year, mainly due to higher costs of equipment for customer sales and to the increase in the reserve for uncollectables, partially offset by lower interconnection costs resulting from the decrease of 9.9% in the amount paid to cellular telephony operators for calling party pays services and by initiatives to optimize resource use.

•         Cost of sales and services: In the fourth quarter, cost of sales and services increased 7.5% compared with the same period of 2008, totaling 9.290 billion pesos, due to higher costs related to services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.333 billion pesos, 2.0% higher than the year-ago fourth quarter, mainly due to an increase in the reserve for uncollectables primarily from bad accounts from some telecommunications operators.

  Interconnection: Interconnection costs totaled 2.883 billion pesos, a decrease of 14.2% compared with the fourth quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease in calling party pays traffic.

  Depreciation and amortization: In the fourth quarter, depreciation and amortization decreased 0.4% compared with the same period of 2008, to 4.465 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 12.241 billion pesos in the fourth quarter, a decrease of 10.9% compared with the same period of the previous year. The EBITDA margin was 41.2%. Operating income totaled 7.776 billion pesos in the fourth quarter and the operating margin was 26.1%.

Financing cost: In the fourth quarter, financing cost produced a charge of 1.221 billion pesos. This resulted from: i) a net interest charge of 1.276 billion pesos, which includes the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange gain of 55 million pesos from the fourth-quarter exchange rate appreciation of 0.4455 pesos per dollar and 4.423 billion dollars in dollar-peso hedges at year-end 2009.

Net income from controlling interest: In the fourth quarter, net income from controlling interest totaled 4.995 billion pesos, 67.7% higher than the same period of the previous year. Earnings per share were 27 Mexican cents, 68.8% higher than the same quarter of 2008, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the same period of the prior year.

Investments and other uses of cash:  In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars, of which 67.4% was used for projects in the data and connectivity platform and transmission networks, and the rest for operational support projects.

Debt: Total debt at December 31, 2009, was the equivalent of 7.878 billion dollars, of which 80.8% is long-term, 49.6% has fixed rates considering interest rate swaps, and 67.7% is in foreign currency, equivalent to 5.336 billion dollars. To minimize risks from variations in the exchange rate, at the end of December we had dollar-peso hedges for 4.423 billion dollars.

Total net debt (3) decreased during the last twelve months the equivalent of 678 million dollars, bringing the total to 6.777 billion dollars.

Repurchase of shares: During the fourth quarter, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)

					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.

Revenues	P.	29,747	P.	30,967	(3.9)	P.	119,100	P.	124,105	(4.0)
EBITDA (1)		12,241		13,736	(10.9)		52,315		57,676	(9.3)
EBITDA margin (%)		41.2		44.4	(3.2)		43.9		46.5	(2.6)
Operating income		7,776		9,252	(16.0)		34,364		39,743	(13.5)
Operating margin (%)		26.1		29.9	(3.8)		28.9		32.0	(3.1)
Net income from controlling interest		4,995		2,978	67.7		20,469		20,177	1.4
Earnings per share (pesos)		0.27		0.16	68.8		1.11		1.07	3.7
Earnings per ADR (dollars) (2)		0.41		0.25	64.0		1.64		1.99	(17.6)
Weighted average of outstanding shares (millions)		18,383		18,906	(2.8)		18,383		18,906	(2.8)
Equivalent ADRs (millions) (2)		919		945	(2.8)		919		945	(2.8)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Local	P.	10,799	P.	11,804	(8.5)	P.	45,028	P.	48,982	(8.1)
Domestic long distance		3,298		3,570	(7.6)		14,143		15,742	(10.2)
International long distance		1,436		2,407	(40.3)		6,662		8,793	(24.2)
Interconnection		3,974		4,755	(16.4)		16,573		19,140	(13.4)
Internet access		4,175		3,675	13.6		16,080		13,213	21.7
Corporate networks		4,641		3,244	43.1		14,737		12,174	21.1
Other		1,424		1,512	(5.8)		5,877		6,061	(3.0)
Total		29,747		30,967	(3.9)		119,100		124,105	(4.0)

Costs and Expenses
Cost of sales and services		9,290		8,641	7.5		34,159		32,523	5.0
Commercial, administrative and general		5,333		5,229	2.0		20,830		19,863	4.9
Interconnection		2,883		3,361	(14.2)		11,796		14,043	(16.0)
Depreciation and amortization		4,465		4,484	(0.4)		17,951		17,933	0.1
Total		21,971		21,715	1.2		84,736		84,362	0.4

Operating income		7,776		9,252	(16.0)		34,364		39,743	(13.5)

Other expenses (revenues), net		137		(212)	NA		1,350		679	98.8

Financing cost
Interest, net		1,276		2,171	(41.2)		5,411		6,739	(19.7)
Exchange (gain) loss, net		(55)		1,637	NA		(1,097)		2,494	NA

Total		1,221		3,808	(67.9)		4,314		9,233	(53.3)

Equity interest in net income (loss) of affiliates		92		(132)	NA		255		(62)	NA

Income before income tax		6,510		5,524	17.8		28,955		29,769	(2.7)

Income tax		1,516		2,544	(40.4)		8,486		9,592	(11.5)

Income before noncontrolling interest		4,994		2,980	67.6		20,469		20,177	1.4

Noncontrolling interest		1		(2)	NA		0		0	NA

Net income from controlling interest	P.	4,995	P.	2,978	67.7	P.	20,469	P.	20,177	1.4

EBITDA (1)	P.	12,241	P.	13,736	(10.9)	P.	52,315	P.	57,676	(9.3)

EBITDA margin (%)		41.2		44.4	(3.2)		43.9		46.5	(2.6)
Operating margin (%)		26.1		29.9	(3.8)		28.9		32.0	(3.1)

Exchange rate at December 31, 2009: 13.0587 pesos per dollar.
NA not applicable.

Balance Sheets
[ In millions of Mexican pesos ]
		December 31,		December 31,
		2009		2008
Assets
Cash and cash equivalents	P.	14,380	P.	6,137
Other current assets		37,456		45,982
Plant, property and equipment, net		104,305		112,865
Other assets		5,783		6,656
Net projected asset		16,431		15,485
Total assets	P.	178,355	P.	187,125

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	19,769	P.	22,883
Other current liabilities		17,519		18,482
Long-term debt		83,105		84,172
Labor obligations		4,114		4,998
Deferred taxes		15,060		16,808
Deferred credits		467		411
Total liabilities		140,034		147,754
Stockholders’ equity		38,321		39,371
Total liabilities and stockholders’ equity	P.	178,355	P.	187,125

Exchange rate at December 31, 2009: 13.0587 pesos per dollar.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Access, rent and measured service	P.	10,724	P.	11,693	(8.3)	P.	44,641	P.	48,363	(7.7)
LADA interconnection		1,244		1,250	(0.5)		5,154		4,145	24.3
Interconnection with operators		377		437	(13.7)		1,754		1,560	12.4
Interconnection with cellular operators		2,683		3,022	(11.2)		11,119		12,397	(10.3)
Other		3,166		3,811	(16.9)		14,212		14,936	(4.8)
Total		18,194		20,213	(10.0)		76,880		81,401	(5.6)

Costs and expenses
Cost of sales and services		6,106		6,191	(1.4)		24,059		23,444	2.6
Commercial, administrative and general		4,651		4,940	(5.9)		17,851		18,605	(4.1)
Interconnection		1,788		1,979	(9.7)		7,306		8,540	(14.4)
Depreciation and amortization		2,412		2,740	(12.0)		9,818		11,260	(12.8)
Total		14,957		15,850	(5.6)		59,034		61,849	(4.6)

Operating income	P.	3,237	P.	4,363	(25.8)	P.	17,846	P.	19,552	(8.7)

EBITDA (1)	P.	5,649	P.	7,103	(20.5)	P.	27,664	P.	30,812	(10.2)

EBITDA margin (%)		31.0		35.1	(4.1)		36.0		37.9	(1.9)
Operating margin (%)		17.8		21.6	(3.8)		23.2		24.0	(0.8)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Domestic long distance	P.	3,824	P.	4,161	(8.1)	P.	16,259	P.	18,316	(11.2)
International long distance		1,397		2,539	(45.0)		6,284		9,138	(31.2)
Total		5,221		6,700	(22.1)		22,543		27,454	(17.9)

Costs and expenses
Cost of sales and services		1,281		1,465	(12.6)		5,189		5,391	(3.7)
Commercial, administrative and general		1,316		1,420	(7.3)		5,515		5,783	(4.6)
Interconnection to the local network		1,833		2,101	(12.8)		7,514		7,900	(4.9)
Depreciation and amortization		431		553	(22.1)		1,788		2,211	(19.1)
Total		4,861		5,539	(12.2)		20,006		21,285	(6.0)

Operating income	P.	360	P.	1,161	(69.0)	P.	2,537	P.	6,169	(58.9)

EBITDA (1)	P.	791	P.	1,714	(53.9)	P.	4,325	P.	8,380	(48.4)

EBITDA margin (%)		15.2		25.6	(10.4)		19.2		30.5	(11.3)
Operating margin (%)		6.9		17.3	(10.4)		11.3		22.5	(11.2)

Statement of cash flows
[ In millions of Mexican pesos )
		Twelve months
		ended
		December 31, 2009

Operating activities

Income before income tax:	P.	28,955

Depreciation and amortization		17,949
Accrued interest expense		6,122
Other items not requiring the use of cash		5,942
Total		58,968

Cash flows used in operating activities		(18,021)
Net cash flows provided by operating activities		40,947

Investing activities
Acquisition of plant, property and equipment		(10,613)
Other investments		854
Net cash flows used in investing activities		(9,759)

Cash surplus to be applied to financing activities		31,188

Financing activities
New loans		23,689
Repayment of loans		(24,552)
Acquisition of own shares		(4,095)
Dividends paid		(15,093)
Interest paid		(4,201)
Derivative financial instruments		1,307
Net cash flows used in financing activities		(22,945)

Net increase in cash and cash equivalents		8,243
Cash and cash equivalents at begining of period		6,137
Cash and cash equivalents at end of period	P.	14,380

Financial Statements Mexico
Income Statements of Communities with and without Presence
of the Competition at December 31, 2009.
[ In millions of Mexican pesos )
		Communities		Communities
		with presence of		without presence of
		competition *		competition *		Total
Revenues
Local	P.	30,488	P.	14,540	P.	45,028
Domestic long distance		13,394		749		14,143
International long distance		5,683		979		6,662
Interconnection		15,236		1,337		16,573
Internet access		15,699		381		16,080
Corporate networks		14,737		0		14,737
Other		5,732		145		5,877
Total revenues		100,969		18,131		119,100

Costs and expenses
Operating costs and expenses		39,633		15,355		54,988
Interconnection		10,655		1,142		11,797
Depreciation and amortization		12,681		5,270		17,951
Total		62,969		21,767		84,736

Operating income	P.	38,000	P.	(3,636)	P.	34,364

EBITDA (1)	P.	50,681	P.	1,634	P.	52,315

EBITDA margin (%)		50.2		9.0		43.9
Operating margin (%)		37.6		(20.1)		28.9

* Figures are estimated.

___________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - HIGHLIGHTS FOURTH QUARTER 2009.